                                                                 EXHIBIT (a)(12)

Contact:   Mel Snider
           Senior Vice President of Finance and Administration
           CCL Industries Inc.
           105 Gordon Baker Road
           Willowdale, Ontario
           Canada, M2H 3P8
           Telephone: (416) 756-8508

FOR IMMEDIATE RELEASE

                  CCL INDUSTRIES INC. COMPLETES TENDER OFFER

     Willowdale, Ontario, July 22, 1997 -- CCL Industries Inc. announced today that Seawolf Acquisition Corporation, an indirectly wholly owned subsidiary of CCL Industries Inc., has completed its cash tender offer for all outstanding shares of SEDA Specialty Packaging Corp. at a price of $29 per common share, net to the seller, in cash, without interest.

     CCL Industries Inc. stated that, based upon a preliminary count, a total of approximately 4,717,992 shares had been tendered pursuant to the offer, which expired midnight, New York City time, on Monday, July 21, 1997, and that all such shares will be purchased in accordance with the offer.

     The shares tendered represent approximately 89% of the outstanding common stock of SEDA Specialty Packaging Corp.

     In addition, CCL Industries Inc. has an option to acquire approximately 10% of the outstanding common stock of SEDA Specialty Packaging Corp. from a principal stockholder. Upon exercise of such option, CCL Industries Inc. will own over 90% of the shares of SEDA Specialty Packaging Corp., and, accordingly, plans to complete a short-form merger to acquire the remainder of SEDA Specialty Packaging Corp. CCL Industries Inc. intends to exercise the option and initiate the short-form merger later this week.

     As previously reported, the offer was made pursuant to a merger agreement with SEDA Specialty Packaging Corp. which provides that all common shares of SEDA Specialty Packaging Corp., other than shares owned by Seawolf Acquisition Corporation and its affiliates, shares owned by dissenting shareholders, treasury shares and certain shares owned by a principal stockholder, not tendered and purchased in the offer will be acquired in a subsequent merger transaction at the same $29 per share cash price.